

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via U.S. Mail
Mr. Zeinal Abedin Mahomed Bava
Chief Financial Officer
Portugal Telecom, SGPS, S.A.
AV. Fontes Pereira de Melo
40-8th Floor
1069-300
Lisbon Codex, Portugal

November 26, 2007

RE: **Portugal Telecom, SGPS, S.A.**
           Form 20-F for the fiscal year ended December 31, 2006
           Filed June 29, 2007
           File No. 001-13758

Dear Mr. Bava:

        We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director